
March 8, 2024

Bradley Gray
Chief Financial Officer
Diversified Energy Company plc
1600 Corporate Drive
Birmingham, Alabama 35242

> **Re: Diversified Energy Company plc**
> **Schedule TO-I filed February 26, 2024**
> **Response letter dated March 6, 2024**
> **File No. 005-94334**

Dear Bradley Gray:

We have reviewed your filing and your response letter dated March 6, 2024 and have the following comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Schedule TO-I filed February 26, 2024

General

1.   We note your response to prior comment 1 and reissue the comment in full. As discussed with counsel, due to the limitation on participation in the Tender Offer, the Tender Offer does not comply with the all-holders requirement of Rule 13e-4(f)(8)(i), which requires that the Tender Offer be open to all target security holders, rather than just record holders. Refer to footnote 35 of Exchange Act Release No. 23421 (July 11, 1986).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: David Miller, Esq.